News

FOR IMMEDIATE RELEASE
BMO Financial Group Adopts Equator Principles
TORONTO, September 15, 2005 — BMO Financial Group today announced it has adopted the Equator Principles, a voluntary set of environmental and social guidelines adopted by leading banks for project financing.
The Equator Principles apply to projects with a capital cost of US$50 million or more in all industry sectors. Established in 2002, they are based on guidelines set by the International Finance Corporation, a member of the World Bank Group that promotes sustainable, private sector investment in developing countries as a way to reduce poverty and improve people’s lives.
“Joining other leading companies in adopting the Equator Principles supports our long-standing commitment to the environment and our pledge to act in the interests of our shareholders, our customers, our employees, our communities and our future,” said Karen Maidment, Senior Executive Vice-President and Chief Financial Officer.
BMO Financial Group is a signatory to the United Nations Environment Programme (UNEP) Statement by Financial Institutions on the Environment & Sustainable Development and is a signatory of the Carbon Disclosure Project, a coalition of institutional investors that provides a secretariat for the world’s largest institutional investor collaboration on the business implications of climate change. BMO’s commitment to corporate citizenship has been recognized by its inclusion in the FTSE4Good Index and its receipt of the Corporate Knights’ Best Corporate Citizen of the Year Award in 2005.
Since 1817, BMO Financial Group has supported the principles of community reinvestment and corporate and social responsibility to the communities it serves. BMO Financial Group contributed more than CDN$29 million in corporate donations, sponsorships and events in 2004, supporting thousands of communities, charities and not-for-profit organizations in Canada.

Contact:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Internet: www.bmo.com